UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2025.

Commission File Number 001-41056

DEFI TECHNOLOGIES INC.

(Translation of registrant’s name into English)

Suite 2400, 333 Bay Street, Toronto, Ontario, Canada M5H 2T6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐ Form 20-F          ☒ Form 40-F

EXHIBIT INDEX

Exhibit Number	Description
99.1	Amended Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2024 and 2025 and Report of HDCPA dated July 8, 2025.

DEFI TECHNOLOGIES INC.
(Registrant)

Date: July 29, 2025	By	/s/ Kenny Choi
Kenny Choi Corporate Secretary

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